UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                         Commission File Number: 0-20394
                             CUSIP Number: 189875107

                           NOTIFICATION OF LATE FILING

[ ]Form 10-K     [ ]Form 20-F     [ ]Form 11-K     [X]Form 10-Q    [ ]Form N-SAR

For Period Ended:  December 31, 2005
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:______________________________________

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


                                     PART I
                             REGISTRANT INFORMATION

             Full name of registrant: CoActive Marketing Group, Inc.
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                           Former name if applicable:

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           Address of principal executive office (Street and number):
                                 75 Ninth Avenue
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                            City, State and zip code:
                            New York, New York 10011
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

                                     PART II
                             RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         |   (a) The reasons described in reasonable detail in Part III of this
         |   form could not be eliminated without unreasonable effort or
         |   expense;
         |
         |   (b) The subject annual report, semi-annual report, transition
         |   report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof
     [X] |   will be filed on or before the 15th calendar day following the
         |   prescribed due date; or the subject quarterly report or transition
         |   report on Form 10-QSB, or portion thereof will be filed on or
         |   before the fifth calendar day following the prescribed due date;
         |   and
         |
         |   (c) The accountant's statement or other exhibit required by Rule
         |   12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

          The Registrant's Form 10-Q for the period ended December 31, 2005 could not be filed within the prescribed time period because the Registrant was unable to complete the preparation for filing of Item 1, Financial Statements, and Item 2, Management's Discussion and Analysis, prior to the close of business on February 14, 2006. Accordingly, the Registrant could not prepare and file the Form 10-Q without unreasonable effort or expense.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

                 Erwin Mevorah                  (212) 366-3402
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                    (Name)             (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                       [X] Yes    [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                       [X] Yes    [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Registrant expects to report a net loss for the third quarter ended December 31, 2005 of $(21,000), or $0.00 per diluted share, compared to net income of $449,000, or $0.07 per diluted share for the same period in the prior fiscal year. For the first nine months of fiscal 2006, the Registrant expects to report a net loss of $(186,000), or $(0.03) per diluted share, compared to net income of $1,306,000, or $0.20 per diluted share, for the same period in the prior fiscal year. The change is due in large part to Registrant's termination of its Great Neck, New York lease in the quarter ended December 31, 2005, resulting in a pre-tax charge of approximately $550,000, or $.07 per fully diluted share ($330,000, or $.04 per fully diluted share after taxes).



                         COACTIVE MARKETING GROUP, INC.
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                  (Name of Registrant as Specified in Charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



      February 14, 2006                            /s/ ERWIN MEVORAH
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            Date                        Erwin Mevorah, Chief Financial Officer